SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, October 23, 2014 - GOL linhas aéreas inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America announces its preliminary air traffic figures for September 2014. Comparisons refer to September 2013, 3Q13 and 9M13.

OPERATING DATA¹	Sep/14	Sep/13	%Chg.	3Q14	3Q13	%Chg.	YTD 9M14	YTD 9M13	%Chg.
			(YoY)			(YoY)			(YoY)
Total System
ASK (mm)	3,881.0	3,939.4	-1.5%	12,201.4	12,446.6	-2.0%	36,348.4	36,954.5	-1.6%
RPK (mm)	2,961.0	2,821.2	5.0%	9,458.9	8,658.8	9.2%	27,732.1	25,198.9	10.1%
Load Factor	76.3%	71.6%	4.7 pp	77.5%	69.6%	7.9 pp	76.3%	68.2%	8.1 pp
Pax on board (‘000)	3,177.6	3,002.4	5.8%	9,977.8	9,028.3	10.5%	29,039.4	26,296.4	10.4%
Domestic Market
ASK (mm)	3,376.0	3,513.6	-3.9%	10,587.1	11,049.4	-4.2%	31,875.5	32,816.6	-2.9%
RPK (mm)	2,600.9	2,551.8	1.9%	8,289.0	7,761.2	6.8%	24,549.5	22,675.6	8.3%
Load Factor	77.0%	72.6%	4.4 pp	78.3%	70.2%	8.1 pp	77.0%	69.1%	7.9 pp
Pax on board (‘000)	3,007.3	2,866.0	4.9%	9,421.6	8,577.4	9.8%	27,493.0	24,992.5	10.0%
International Market
ASK (mm)	505.1	425.8	18.6%	1,614.2	1,397.2	15.5%	4,473.0	4,138.0	8.1%
RPK (mm)	360.2	269.4	33.7%	1,169.9	897.6	30.3%	3,182.6	2,523.3	26.1%
Load Factor	71.3%	63.3%	8.0 pp	72.5%	64.2%	8.3 pp	71.2%	61.0%	10.2 pp
Pax on board (‘000)	170.3	136.4	24.8%	556.2	450.9	23.3%	1,546.3	1,303.9	18.6%

¹ Preliminary figures for September 2014 and National Civil Aviation Agency (ANAC) figures for other months.

      The 3Q14 and 9M14 domestic load factor totaled 78.3% and 77.0%, respectively.

      The load factor growth, more than offset the slight reduction in yield over 3Q13, led to year-over-year PRASK growth of 9.1% in the quarter. Fares in the quarter accompanied Brazil’s challenging economic activity scenario.

      Domestic supply had 4.2% cut in 3Q14 and 2.9% 9M14, in line with the Company’s 2014 guidance of an annual reduction between -3% and -1%.

      Domestic demand increased by 6.8% in the quarter and 8.3% in 9M14. GOL captured¹ 55% of the industry’s demand growth in 2014.

      The number of passengers on board reached 29 million in 9M14, 10.4% up on the same period in 2013. In September, GOL transported 3.2 million passengers, a 5.8% year-over-year increase.

      International market demand climbed by 30.3% in 3Q14, fueled by the 8.3 p.p. growth in the load factor. GOL maintained its focus on gradually increasing its presence in other countries to achieve a higher revenue level in foreign currencies.

¹ Source: ABEAR

1	GOL Linhas Aéreas Inteligentes S.A

Conference Calls

Portuguese	English
October, 23, 2014	October, 23, 2014
11:00 a.m. (Brasília Time)	11:30 a.m. (Brasília Time)
9:00 a.m. (US ET)	9:30 a.m. (US ET)
Phone.: +55 (11) 2188-0155	Phone.: +1 (412) 317-6776
Code: GOL	Code: GOL

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America offering, under the GOL and VARIG brands, around 910 daily flights to 69 destinations, 15 of which international in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

2	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.